

April 3, 2015

Maria T. Shields
Chief Financial Officer
ANSYS, Inc.
2600 ANSYS Drive
Canonsburg, PA 15317

      Re: ANSYS, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed February 26, 2015
             File No. 000-20853

Dear Ms. Shields:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue, page 29

1.   In your 2014 Investor Day Executive Summary and fourth quarter 2014 Investor presentation, you indicate that increasing the number of users and usage density and intensity are significant growth opportunities. Please tell us how you monitor your ability to expand your user base and increase usage density and intensity and what consideration was given to disclosing any related metrics, if available. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, page 62

2.   We note your disclosure that the company operates as three segments which are sufficiently similar and aggregated. We further note that you identified two operating segments in your Form 10-K for the fiscal year ended December 31, 2013. Please tell us what your operating segments are and provide us with your analysis of how you concluded that aggregation is appropriate under ASC 280-10-50-11, including an analysis such as gross margins and sales trends, supporting the conclusion that the operating segments are expected to have similar long-term economic characteristics.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief